

July 3, 2014

<u>Via E-Mail</u>
Blake J. Irving
Chief Executive Officer
GoDaddy Inc.
14455 N. Hayden Road
Scottsdale, AZ 85260

> **Re: GoDaddy Inc.**
> **Registration Statement on Form S-1**
> **Filed June 9, 2014**
> **File No. 333-196615**

Dear Mr. Irving:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please tell us your analysis for not including Desert Newco as a co-registrant. See Securities Act Rule 140.

2.   Please also supplementally provide us with the studies you commissioned from BrandOutlook, LLC and Beal Research, Inc., appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Confirm whether any other third-party studies or reports relied upon or cited in the prospectus were commissioned by you. Finally, on page 58 under "Market and Industry Data," please consider identifying all third-party sources, including the date of such sources, referenced in that section.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further

comments. For guidance, refer to Question 101.02 in the Division of Corporation Finance Compliance and Disclosure Interpretations on Securities Act Forms.

Prospectus Summary

Summary of Offering Structure, page 7

4.   Please state the percentage of Desert Newco LLC Units that are currently held by each of Silver Lake, KKR, TCV, and Mr. Parsons, including their affiliates.

5.   Please expand the fourth bullet point in this section to state that a portion of the offering proceeds will be used to purchase LLC Units equal in number to the Class A shares sold to the public in this offering, and clarify whether the LLC Units to be acquired by the registrant will be purchased from existing LLC Unit owners or from Desert Newco.

6.   We note your disclosure on page 63 that outlines the percentage ownership that will be held by the various parties following completion of the Offering Transactions. Please expand your disclosure in this section to clearly and succinctly outline this information.

7.   Please revise the ninth bullet point to describe concisely the reorganization transactions. In this regard, we note that in this bullet point, you indicate that the Reorganization Parties will receive a distribution from certain affiliate owners and then merge with and into newly formed subsidiaries of Go Daddy Inc. It appears from your description on page 61, however, that the merging entities are separate from the Reorganization Parties, which are those affiliates that will receive a number of Class A shares equal to the number of LLC Units held by the merging entities. Please advise and revise. Consider including a cross-reference to the more detailed discussion of the reorganization transactions.

8.   Please tell us whether any of your existing owners or affiliates thereof will hold any Class A shares prior to the completion of the offering, other than those that will be held by the Reorganization Parties in connection with the reorganization transactions and Investor Corp Mergers and other than those rights held by existing owners to exchange LLC Units, together with the corresponding Class B shares, for Class A shares after the offering.

Risk Factors

"A security breach or network attack could delay or interrupt service. . .," page 20

9.   You disclose in this risk factor that you "have been subject to denial or disruption of service . . . attacks by hackers." Please provide us with additional information regarding the nature and scope of the attacks you reference, including when they occurred and whether they had a material impact on your business either on an individual or aggregate

basis. Please tell us your consideration for including a discussion of this incident, including a description of the costs and consequences, in this risk factor and elsewhere in your disclosure, as appropriate. We refer you to the Division of Corporation Finance's CF Disclosure Guidance: Topic No. 2 for additional guidance.

"We are exposed to the risk of system failures and capacity constraints," page 22

10.   In this risk factor, please quantify the impact of your September 2012 service outage, to the extent material.

"We are subject to export controls and economic sanctions laws . . .," page 41

11.   You state that Media Temple Inc., which you acquired in 2013, filed with OFAC a voluntary disclosure related to the apparent provision of services during the previous five years to persons located in countries subject to U.S. embargoes. You do not identify the countries to which you refer or disclose the nature and extent of the services provided into those countries. Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current and anticipated contacts with Cuba, Iran, Sudan and Syria, if any, whether through direct or indirect arrangements. Your response should describe any products, technology or services provided into Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts with the governments of Cuba, Iran, Sudan and Syria or entities they control.

Organizational Structure, page 59

12.   Please provide an additional organizational chart that outlines the corporate structure pre-reorganization and IPO, and shows the percentages in ownership of the various parties.

Use of Proceeds, page 64

13.   Please clarify whether all proceeds will be used to purchase newly-issued LLC Units from Desert Newco, or if a portion will be retained at the GoDaddy Inc. level. To the extent that any proceeds will be retained, please describe how you intend to use those proceeds. Also clarify whether Desert Newco will use offering proceeds received from the sale of LLP Units to the registrant or be reimbursed by the registrant for the expenses it will defray that are described in the second sentence of the second paragraph. Discuss the related party nature of the senior note.

14.   Please revise to state the approximate amount of the net proceeds intended to be used for each purpose you list, including the minimum portion of the senior note that Desert Newco is expected to repay. Further, we note your statement that, after causing Desert Newco to pay the offering expenses, make the transaction and monitoring fee agreement

final payment, and pay a portion of the senior note, you intend to use "any remaining proceeds" for "general corporate purposes." To the extent you believe it is unlikely that there will be any such remaining proceeds, please so state. Please also provide more meaningful and specific disclosure of the intended use of any such remaining proceeds, for example with respect to any particular capital expenditures that you expect to make, as well as the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Pro Forma Financial Information

Notes to Unaudited Pro Forma Statement of Operations, page 72

15.   We note on page 74 that a portion of the offering proceeds will be used to repay a portion of the senior note. It is not clear based on the Notes on page 72 whether you will consider the impact of this on the pro forma earnings per share calculation. In this regard, the denominator in computing pro forma EPS should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as proceeds used for debt repayment. Please advise or revise your pro forma adjustments accordingly. We refer you to Article 11-02 of Regulation S-X.

16.   We note your adjustments to give effect to the TRAs in Note (6) on page 74. Please tell us what the impact will be when the Continuing LLC Owners exchange their LLC Units for shares of your Class A common stock. In this regard, please explain how the related party payments under the TRAs will be classified and recorded and the effect such payments will have on the results of operations and earnings per share.

Overview, page 80

17.   Please revise to provide a balanced and meaningful discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note you indicate your revenue exceeded $500 million and $1 billion in 2009 and 2013, respectively; however you do not discuss the history of net operating losses described in the risk factor on page 29. Further, your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results, such as your expectations in achieving future profitability, when and how that may be accomplished, if known. We refer you to Sections III.A and III.B of SEC Release No. 33-8350.

18.   You disclose on page 82 that you generate bookings and revenue from the sale of product subscriptions, including domain name registrations, hosting and presence offerings, and

business applications. You also refer to "domain products" and "an initial domain purchase." Please revise to clarify the terms of a domain name registration.

19.   We note on page 132 you refer to the percentage of total bookings generated from sales by your Customer Care organization. Please expand your disclosures here to explain this organization and how it relates to your products and subscriptions offerings. If it generates a separate revenue stream or contributes to revenue earned under the three primary streams noted, please explain that as well.

Key Metrics, page 85

20.   We note you discuss the period-over-period changes in your non-GAAP measures of bookings, adjusted EBITDA, and unlevered free cash flow before you discuss such changes in the most directly comparable GAAP measure. Please tell us how this presentation complies with presenting the most comparable GAAP measure with equal or greater prominence to the non-GAAP measure. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K.

21.   You disclose that total bookings represents gross cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Please explain to us why you believe it is appropriate to exclude net refunds from this measure, which you state reflects the effectiveness of your sales effort in a given period and is an indicator of the expected growth in your revenue, as it seems refunds granted to customers would impact future revenue and be a reflection of the effectiveness of the sales effort. We refer you to Item 10(e)(1)(i) of Regulation S-K.

22.   On page 86 you disclose that adjusted EBITDA is a cash-based measure of your performance that aligns your bookings and operating expenditures and is the primary metric management uses to evaluate the profitability of the business. We also note that this measure excludes the change in deferred revenue and the change in prepaid and accrued registry costs. Please further explain to us how this measure is used to evaluate profitability as it is adjusted to reflect the cash flow of certain items, which may be confusing as generally profitability is not measured on a cash-basis. We refer you to Item 10(e)(1) of Regulation S-K.

23.   We also note you exclude a reserve for sales taxes in your adjusted EBITDA measure, which you identify as non-recurring. Please tell us why you believe this item is non-recurring when the nature of the charge for sales tax is reasonably likely to recur. We refer you to Item 10(e)(1)(ii)(B) of Regulation S-K.

24.   We note you disclose that unlevered free cash flow is a liquidity measure that provides information to management about the amount of cash generated by the business prior to the impact of the capital structure and after purchases of property and equipment that can

be used for strategic opportunities and strengthening your balance sheet. Please tell us how you considered whether this implies these amounts represent residual cash flow available for discretionary expenditures considering the significant amount of debt outstanding. We refer you to Question 102.07 in the Division of Corporation Finance Compliance and Disclosure Interpretations on non-GAAP financial measures.

25.   We also note you have added back cash paid for interest and cash paid for acquisition and sponsor-related costs to arrive at your unlevered free cash flow liquidity measure. Please note that since these charges require cash settlement, the exclusion of these charges is not appropriate. Please revise this non-GAAP measure accordingly. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Results of Operations

Comparison of Combined Periods January 1, 2011 through December 16, 2011 (Predecessor) and December 17 through December 31, 2011 (Successor) and Years Ended December 31, 2012 and 2013, page 94

26.   We note your discussion of the results of operations for the predecessor and successor on a combined basis for the year ended December 31, 2011. Please note that a supplemental discussion in MD&A based on "pro forma" financial information should be prepared in accordance with Article 11 of Regulation S-X. Considering the predecessor and successor periods are separately presented in the historical financial statements, tell us why you believe it is appropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Otherwise, please revise your presentation to reflect all pro forma adjustments under Article 11 of Regulation S-X.

Liquidity and Capital Resources

Overview, page 102

27.   Please enhance the disclosure in this section to include further discussion and analysis of material covenants related to your outstanding debt, or provide your analysis as to why this disclosure is not required. See Section IV.C of SEC Release 33-8350. Additionally, please provide more narrative detail regarding the incurrence of your substantial debt, including information on how it fits into your overall business plan. We refer you to Section IV.A of SEC Release 33-8350.

Tax Receivable Agreements, page 103

28.   On page 104 you indicate that because you generally expect to realize the associated tax saving prior to making cash payments under the Tax Receivable Agreements (TRAs), you do not expect the payments under the TRAs to have a material impact on liquidity.

Please expand this disclosure to note the portion of the estimated realized tax benefit payable to related parties pursuant to the TRAs, which you will include in the pro forma financial information on page 74. Also, please further explain why you believe these expected payments, which you describe as substantial in the risk factor on page 46, will not have a material impact on liquidity as it is not clear how tax savings in a particular period will offset the reduction in liquidity caused by such cash payments.

Critical Accounting Policies and Estimates

Unit-Based Compensation

Unit Valuations, page 111

29. Please revise your discussion to disclose the fact that these estimates and assumptions will not be necessary to determine the fair value of your Class A common stock once the shares begin trading.

Business

Customer Care, page 132

30. We note that in discussing your Customer Care operations here and elsewhere in the prospectus, you refer to the percentage of total bookings represented by your Customer Care organization. As you have presented other aspects of your business as a percentage of total revenues for recent periods, please consider updating your disclosure to also show the percentage of revenue attributable to your Customer Care organization, or tell us why this information would not be helpful to investors in understanding how this aspect of your business fits into your revenue generation model.

Management

Executive Officers, page 138

31. Please ensure that your brief descriptions of the business experience of the individuals who serve as directors and officers covers a continuous period of at least the past five years. For example, revise to clarify the principal occupations or employment of Mr. Irving for the period from April 2012 to January 2013.

Compensation Committee Interlocks and Insider Participation, page 146

32. We note that each of Messrs. Chen, Mondre, and Parsons is an affiliate of lenders to your credit agreement and Mr. Parsons is an affiliate of the entity to whom your senior note was issued, and that you disclose these entities as related parties under Item 404 of

Regulation S-K. Please provide the disclosure required by Item 407(e)(4)(i)(C) under this heading or advise.

Certain Relationships and Related Party Transactions

Senior Note with The Go Daddy Group, Inc., page 167

33.   Please include all information required by Item 404(a) of Regulation S-K. In this regard, disclose the identity of the "entity affiliated with Mr. Parsons," as well as Mr. Parson's position or relationship with such entity. See Item 404(a)(2). Also, provide the information required by 404(a)(5), in particular the amount outstanding as of the latest practicable date, and the amount of principal and interest paid during the last three years.

Principal Stockholders, page 173

34.   Please provide beneficial ownership information with respect to your Class B common stock responsive to paragraphs (a) and (b) of Item 403 of Regulation S-K.

35.   Various footnotes contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. Alternatively, delete the disclaimers.

36.   In footnotes 16, 17, and 18, please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Instruction 2 to Item 403 of Regulation S-K.

Desert Newco, LLC Consolidated Financial Statements

General

37.   Please revise the statements of operations for all periods presented to disclose pro forma tax and loss per unit data assuming the company had operated as a C-corporation during each of these periods. Also revise to include appropriate disclosures in the notes to the financial statements describing the new organizational structure of the company pending the completion of the initial public offering. We refer you to Article 11-01(a)(8) of Regulation S-X.

Consolidated Balance Sheet at December 31, 2013 and March 31, 2014, page F-5

38.   Please revise to include a pro forma balance sheet as of March 31, 2014 reflecting an accrual for the distribution to the unit holders, totaling $350 million, paid in May 2014, presented along-side the corresponding historical balance sheet. We refer you to Staff Accounting Bulletin Topic 1B.3.

Desert Newco, LLC Consolidated Financial Statements (Audited) The period from January 1, 2011 through December 16, 2011 (Predecessor), the period from December 17, 2011 through December 31, 2011 (Successor) and the Years Ended December 31, 2012 and 2013 (Successor)

Consolidated Statement of Operations, page F-20

39.   Please revise your footnote (1) and allocate the $259,286 of unit-based or share-based compensation expense included in Merger and related costs for the predecessor period to the cost and operating expense lines consistent with the same line or lines as cash compensation paid to the same employees. We refer you to SAB Topic 14.F.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-29

40.   You state that domain registration fees are recorded as deferred revenue at the time of sale and revenue is recognized ratably over the service term of each contract. Please revise to clarify the terms of a domain registration contract. In this regard, please explain briefly, if true, that the customer does not take possession of the domain but rather the contract allows the customer to use the registered domain over the contract term and after it expires, unless renewed, the customer can no longer access it. This appears to be in contrast to the aftermarket revenue transactions when a customer takes possession of the domain.

41.   We note you disclose that refunds reduce deferred revenue at the time they are granted and reduce future revenue ratably over the respective service term. Please revise to clarify that, if true, refunds reduce deferred revenue at the time they are granted, which results in less revenue recognized over the service term than originally anticipated. Please also clarify similar disclosures included on pages 87, 88 and 109.

42.   Revise your disclosures to clarify how frequently your revenue arrangements contain multiple deliverables and describe the nature of those deliverables.

43.   You disclose that revenue associated with sales through your network of resellers is recorded on a gross basis as you assume a majority of the business risk associated with

the performance of the contractual obligations. Please tell us how much revenue was generated through resellers for each period presented. Also, tell us what type of resellers you enter into arrangements with and the typical terms of those agreements.

Note 10. Commitments and Contingencies, page F-45

44.   We note you recorded a sales tax liability reflecting your best estimate of the probable liability. If there is a reasonable possibility that a loss exceeding this amount may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and by analogy, SAB Topic 5Y.

Note 15. Related Party Transactions, page F-51

45.   You disclose that affiliates of certain of the Funds participated as lenders in the Credit Facility. Please revise here and on page F-16 to state the amount owed to these affiliates at the end of each period presented. Also revise the balance sheets on pages F-5 and F-19 to clearly state the total amount due to related parties for each period presented. We refer you to ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.

Note 16 Subsequent Events, page F-52

46.   It is not clear from your disclosure how you determined modification accounting would apply to the Credit Facility amendment dated May 13, 2014, under which you increased your Term Loan to $1.1 billion and your available capacity on the Revolving Credit Loan to $150 million. Please provide us with your analysis used to support your accounting for this modification.

Item 16. Exhibits and Financial Statement Schedules, page II-3

47.   Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure relating to the exhibits.

48.   Please tell us your consideration for including a tax opinion under Item 601(b)(8) of Regulation S-K, or tell us why you believe you are not required to do so. Among other matters, please ensure you provide your analysis of whether the tax consequences of the Offering Transactions, the TRAs, or the tax benefits expected to result from acquisitions of LLC Units from existing owners are material to an investor in the Class A common stock.

49.   Please include as an exhibit the "annual bonus plan" referenced at the end of the fifth full paragraph on page 86, or tell us why you are not required to do so. See Item 601(b)(10)(iii)(A) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-Mail
        Allison B. Spinner
        Wilson Sonsini Goodrich & Rosati, P.C.